[GNS Letterhead]

VIA EDGAR	April 8, 2011

Re:	GNS II (U.S.) Corp. Registration Statement on Form S-4 File No. 333-172076

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown

Ladies and Gentlemen:

On behalf of GNS II (U.S.) Corp. (the “Registrant”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of Registration Statement No. 333-172076, referenced above, be accelerated so that this Registration Statement may become effective at 5:00 p.m. Eastern on April 8, 2011 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, on behalf of the Registrant we hereby acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we please be notified of such effectiveness by telephone call to Eric M. Swedenburg of Simpson Thacher & Bartlett LLP, at (212) 455-2225.

Very truly yours,

/s/ Richard L. Mack

Executive Vice President, General Counsel and Corporate Secretary of the Registrant